*FOIA Confidential Treatment Request*
Confidential Treatment Requested by Allos
Therapeutics, Inc. in connection with Annual
Report on Form 10-K for the Fiscal Year Ended
December 31, 2010 and Quarterly Report on Form 10-Q for the
Fiscal Quarter Ended September 30, 2011
(File No. 000-28298)
ALTH-0001

January 18, 2012

Jim B. Rosenberg

Sasha Parikh

Gus Rodriguez

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re:	Allos Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed on March 3, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed on November 3, 2011
File No. 000-29815

Ladies and Gentlemen:

Allos Therapeutics, Inc. (the “Company”) is pleased to respond to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 23, 2011 (the “Comment Letter”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Annual Report”) and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011 (the “Quarterly Report”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

Form 10-K for the Fiscal Year Ended December 31, 2010

Liquidity and Capital Resources, page 58

1.              Please provide us proposed disclosure to be included in future periodic reports of the expected effect on your results of operations and financial position related to the post-approval clinical studies for FOLOTYN required by the FDA.

Response:  The Company respectfully acknowledges the Staff’s comment and notes that the following disclosure regarding the Company’s liquidity and capital resources was included on page 59 of the 2010 Annual Report under the heading “Liquidity and Capital Resources”:

“Based upon the current status of our product development and commercialization plans, we believe that our cash, cash equivalents, and investments as of December 31, 2010 should be adequate to support our operations through at least the next 12 months, although there can be no assurance that this can, in fact, be accomplished.”

On page 32 of the Quarterly Report under the heading “Liquidity and Capital Resources” the Company supplemented this disclosure to include the Company’s projections for annual operating expenses, which

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by Allos
Therapeutics, Inc. in connection with Annual
Report on Form 10-K for the Fiscal Year Ended
December 31, 2010 and Quarterly Report on Form 10-Q for the
Fiscal Quarter Ended September 30, 2011
(File No. 000-28298)
ALTH-0002

include costs associated with the post-approval clinical studies for FOLOTYN required by the FDA, for the years 2012-2014, as follows:

“Based upon the current status of our product development and commercialization plans, we believe that our $100.4 million of cash, cash equivalents, and investments as of September 30, 2011 will be adequate to support our operations through the end of 2014, although there can be no assurance that this can, in fact, be accomplished. This projection is based on certain assumptions, including: (i) future net product sales levels and cost of sales remaining consistent with our actual results for the first nine months of 2011, and (ii) our annual cash-based operating expenditures, excluding cost of sales and non-cash stock-based compensation and depreciation expense and net of expected reimbursements from Mundipharma for jointly funded clinical trials, approximating $72 to $75 million per year for 2012 through 2014.”

In addition, on page 53 of the 2010 Annual Report, the Company provided disclosure related to its projected research and development expenses (which include the post-approval clinical studies required by the FDA) for 2011 as compared to 2010, as follows:

“We expect research and development expenses for 2011, excluding non-cash stock-based compensation expense, to be fairly consistent with the 2010 amount of $28.0 million. Our guidance for 2011 research and development expenses includes our ongoing and planned studies, including the planned initiation in 2011 of our post-marketing Phase 3 study in PTCL.”

In response to the Staff’s comment, the Company respectfully submits that the disclosure set forth in (a) the Quarterly Report and quoted above and (b) the 2010 Annual Report and quoted above adequately describes the expected effect on the Company’s results of operations and financial position of the post-approval clinical studies for FOLOTYN required by the FDA.  The Company respectfully proposes to include in its future periodic reports disclosure substantially consistent with the disclosure set forth above, updated as appropriate.

Critical Accounting Policies

Research and development, page 63

2.              The table on page 5 summarizes the target indications and clinical development status of the FOLOTYN development program. You also disclose that you intend to complete studies in bladder and breast cancer. In order to gain a better understanding of the effects and expected effects of your research and development activities on results of operations and financial position, please provide us, as practicable, the following additional information:

•                  For significant products in research and development:

•                  The costs incurred during each period presented. If you do not maintain any research and development costs by project, provide us other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project;

Response:  The Company respectfully notes that FOLOTYN is the only product the Company has in research and development.  The Company discontinued its RH-1 development program in mid-2009 and discontinued its efaproxyn development program in mid-2007.  For each of the years ended December 31, 2010, 2009 and 2008, the Company allocated 99% or more of research and

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by Allos
Therapeutics, Inc. in connection with Annual
Report on Form 10-K for the Fiscal Year Ended
December 31, 2010 and Quarterly Report on Form 10-Q for the
Fiscal Quarter Ended September 30, 2011
(File No. 000-28298)
ALTH-0003

development expenses to the FOLOTYN development program and 1% or less of such expenses to the RH-1 and EFAPROXYN development programs.  As a result, the Company did not incur material research and development expenses for either of these discontinued programs during the periods presented.

As part of the Quarterly Report, the Company updated the table that summarizes the target indications and clinical development status of the FOLOTYN development program, including updated disclosures regarding the studies in bladder and breast cancer.  Specifically, the Company disclosed that it has closed enrollment in those studies and that it does not plan to make further investments in the development of FOLOTYN for those indications at the present time given the Company’s prioritization of resources on the development and commercialization of FOLOTYN for hematologic malignancies.

As disclosed under the heading “Research and Development” in the third paragraph on page 54 of the 2010 Annual Report, the Company incurred research and development expenses of $31.4 million, $32.6 million and $30.6 million for the years ended December 31, 2010, 2009 and 2008, respectively, which, as discussed above, were primarily related to the FOLOTYN development program.  Within the FOLOTYN development program, the Company only separately tracks certain external costs at the clinical trial, or indication, level.  All other costs are charged to the FOLOTYN development program overall and not by potential indication.  The Company respectfully submits that because these other costs are not allocated at the clinical trial, or indication, level, a disclosure of external costs by clinical trial or indication would be potentially misleading to investors as not representative of the complete cost of the development program by indication.  As a result, the Company aggregates the overall costs of all FOLOTYN development, which the Company believes represents the most meaningful analysis of its costs for the FOLOTYN product development program.

•                  The nature of efforts and steps necessary to complete the product;

Response:  FOLOTYN is currently approved by the FDA for the treatment of patients with relapsed or refractory peripheral T-cell lymphoma (“PTCL”). The Company respectfully notes that the nature of efforts and steps necessary to complete the successful development of FOLOTYN for additional indications and to obtain additional regulatory approvals are discussed on pages 17-19 of the 2010 Annual Report under the heading “FDA Approval Process” and on page 23 of the 2010 Annual Report under the heading “Foreign Regulation and Product Approval.”

•                  The risks and uncertainties associated with completing development and the extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the product; and

Response:  The risks and uncertainties associated with completing the development of FOLOTYN for additional indications are discussed in detail on pages 30-34 of the 2010 Annual Report.  Further, as disclosed on pages 31-32 of the Quarterly Report under the heading “Liquidity and Capital Resources,” based upon the current status of the Company’s product development and commercialization plans, the Company believes that its $100.4 million of cash, cash equivalents, and investments as of September 30, 2011 will be adequate to support its operations through the end of 2014, although there can be no assurance that this can, in fact, be accomplished. This projection is based on certain assumptions, including: (i) future net product sales levels and cost of sales remaining consistent with the Company’s actual results for the first nine months of 2011, and (ii) the Company’s annual cash-based operating expenditures, excluding cost of sales and non-cash stock-based compensation and

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by Allos
Therapeutics, Inc. in connection with Annual
Report on Form 10-K for the Fiscal Year Ended
December 31, 2010 and Quarterly Report on Form 10-Q for the
Fiscal Quarter Ended September 30, 2011
(File No. 000-28298)
ALTH-0004

depreciation expense and net of expected reimbursements from Mundipharma International Corporation Limited (“Mundipharma”) for jointly funded clinical trials, approximating $72 to $75 million per year for 2012 through 2014.  Due to the risks and uncertainties inherent in the clinical development and regulatory approval processes, the Company cannot accurately predict the extent and nature of additional resources that would need to be obtained if current liquidity is not sufficient to complete the development of FOLOTYN for additional indications.  Therefore, the Company has provided additional disclosure regarding the factors that will impact the Company’s actual capital requirements and the potential sources of additional capital on page 32 of the Quarterly Report.

•                  As applicable, a description of patents and when they expire, and a description of exclusivity periods and their extent that may be available in addition to or in lieu of patents.

Response:  A description of the Company’s patents relating to FOLOTYN, including when they expire, is contained on pages 15-16 of the 2010 Annual Report under the heading “Intellectual Property.”  A description of applicable regulatory exclusivity periods, and the extent to which they may be available in addition to or in lieu of patents, is contained on pages 20-21 of the 2010 Annual Report under the heading “Orphan Drug Designation.”

•                  A breakout of research and development expenses for 2010 based on how you manage the projects such as by stage of development (i.e. discovery, pre-clinical, clinical phase I, clinical II and phase III) and/or other meaningful breakout.

Response:  As discussed above, the Company allocates and manages research and development expenses to the FOLOTYN development program as a whole, and does not break out such expenses by stage of development or by any other method.

Inventory, page 63

3.              Please provide us proposed revised disclosure to be included in future periodic reports that discloses the amount of FOLOTYN-related inventory costs that were charged to research and development expense prior to when you began capitalizing these costs and the amount of any reduced-cost inventory on hand at the reporting date. In addition, please provide us proposed revised MD&A disclosure that discusses the impact on the cost of revenues and related gross margin of this reduced-cost inventory sold during each period presented.

Response:  In response to the Staff’s comment, the Company respectfully submits that the impact of reduced-cost inventory to the Company’s cost of sales, excluding amortization expense, totaled less than $50,000 for the year ended December 31, 2009 and was less than 1% of the Company’s net product sales during the years ended December 31, 2010 and 2011, and thus neither the impact on the cost of sales nor the related gross margin of such inventory was material in any of the three years in the period ended December 31, 2011.

The Company respectfully proposes that the following revised disclosure be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Annual Report”) and that substantially similar disclosure be included in periodic reports thereafter, updated as appropriate:

“As of December 31, 2011, the reduced-cost finished goods inventory has been substantially utilized.  Had this reduced-cost inventory been capitalized, the impact to our

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by Allos
Therapeutics, Inc. in connection with Annual
Report on Form 10-K for the Fiscal Year Ended
December 31, 2010 and Quarterly Report on Form 10-Q for the
Fiscal Quarter Ended September 30, 2011
(File No. 000-28298)
ALTH-0005

research and development expense and cost of sales, excluding amortization expense, would not have been material in any of the three years in the period ended December 31, 2011.

We expect cost of sales, excluding amortization expense, for 2012 to approximate 10% of net product sales to distributors, which includes the current 8% royalty on FOLOTYN sales.”

Form 10-Q for the Quarterly Period Ended September 30, 2011

8. Mundipharma Agreements, page 14

4.              You recognized $27.2 million of revenue based on relative selling price in the second quarter related to the license of FOLOTYN, which you believe to be a separate unit of accounting. You deferred the remaining $22.8 million of the $50 million up-front payment for a) regulatory services and b) research and development services, which you also believe to each be separate units of accounting. Please address the following:

•                  Please provide us your analysis demonstrating how each unit of accounting had standalone value based on the requirements of ASC 605-25-25-5a (i.e. sold separately by any vendor or Mundipharma could resell the unit of accounting on a standalone basis); and

Response:  In response to the Staff’s comment, the Company respectfully notes that, on May 10, 2011, the Company entered into a License, Development and Commercialization Agreement (the “Collaboration Agreement”) with Mundipharma.

Mundipharma is a privately held company, which, together with its associated companies, has a strong presence outside of the United States, with oncology-focused operations in the European Union and operations in major Asian markets.  Mundipharma and its associated companies successfully obtained regulatory approval and launched bendamustine in Germany and Switzerland and bendamustine is undergoing registration in other countries for the treatment of chronic lymphocytic leukemia.  Mundipharma and its associated companies have a number of other ongoing global oncology programs.  The Company believes that Mundipharma has the oncology infrastructure and bandwidth to specifically focus on FOLOTYN as a key brand in their portfolio of commercial products.

Under the Collaboration Agreement, the Company retains full commercialization rights for FOLOTYN in the United States and Canada, with Mundipharma having exclusive rights to commercialize FOLOTYN in all other countries in the world.  Under the Collaboration Agreement, the Company and Mundipharma will also support mutually agreed-upon clinical development activities for FOLOTYN, including, but not limited to, the post-approval clinical studies required by the FDA.  Mundipharma has the right to assign and/or sublicense its license rights to FOLOTYN under the Collaboration Agreement, subject to the Company’s approval, which cannot be unreasonably withheld.  Under the Collaboration Agreement, the Company has received an upfront payment of $50 million and will receive potential regulatory and commercial progress- and sales-dependent milestone payments of up to $310.5 million.  The Company is also entitled to receive tiered double-digit royalties based on net sales of FOLOTYN within Mundipharma’s licensed territories.

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by Allos
Therapeutics, Inc. in connection with Annual
Report on Form 10-K for the Fiscal Year Ended
December 31, 2010 and Quarterly Report on Form 10-Q for the
Fiscal Quarter Ended September 30, 2011
(File No. 000-28298)
ALTH-0006

The Company is currently seeking regulatory approval to market FOLOTYN in Europe for the treatment of patients with relapsed or refractory PTCL.  In December 2010, the Company’s Marketing Authorisation Application (“MAA”) was accepted by the European Medicines Agency (“EMA”).  The MAA is based on data from clinical studies that were completed by the Company prior to entering into the Collaboration Agreement.  Under the Collaboration Agreement, the Company is responsible for leading all regulatory activities for the MAA until the earliest of (i) [*]; (ii) [*]; or (iii) [*].

According to ASC 605-25-25-5a, in order for a deliverable to be separable, (1) the delivered item has value to the customer on a standalone basis, and (2) if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor.

In concluding that each of (1) the license of FOLOTYN to Mundipharma, (2) the regulatory services, and (3) the research and development services constitute a separate unit of accounting with standalone value, the Company considered ASC 605-25-25-5a as well as the December 7, 2009 Staff speech in which the Staff illustrated in an example that it would be possible to demonstrate standalone value, despite the vendor not selling the item separately nor the customer having the ability to resell the item on a stand-alone basis.  As discussed below, the Staff also concluded that the analysis of stand-alone value should be based on the individual facts and circumstances of each arrangement:

“Consider an arrangement that contains the following two deliverables:

1.   Delivered Item: Biotech License of Technology

2.   Undelivered Item: Proprietary Research and Development Services

In this example, assume the Biotech owns certain technology that will be used in the development of a new drug, and since we’re being creative; let’s imagine it’s a drug that can cure hair loss without any side effects. This technology is unique, such that no other vendor sells a similar item. Also, assume the Biotech will never sell this technology on its own; rather it will always be sold with the R&D services, which are essential in order to derive value from the technology.  Finally, as a protective measure, the Biotech has included a contractual restriction that prevents the customer from sub-licensing or reselling the technology.

Given this set of facts, the license does not have stand-alone value. First, the technology is not sold separately by anyone.  Second, the customer cannot resell the technology. Therefore, the license should be combined with the R&D services as a single unit of accounting.

However, there may be a number of ways in which this fact pattern could be modified such that the license would have stand-alone value. For example, what if the R&D services are not proprietary; rather such services can be, and in some circumstances are, provided by other vendors. Even though the license is useless without the R&D services and the customer is contractually restricted from reselling the technology, the fact that other vendors provide such R&D services is an indication that the license might have stand-alone value. This is because the vendor can license the technology separately while another vendor provides the on-going R&D services.

In summary, the analysis of stand-alone value must be based on the individual facts and circumstances for each arrangement.”

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by Allos
Therapeutics, Inc. in connection with Annual
Report on Form 10-K for the Fiscal Year Ended
December 31, 2010 and Quarterly Report on Form 10-Q for the Fiscal Quarter Ended September 30, 2011
(File No. 000-28298)
ALTH-0007

Given FOLOTYN is approved for marketing in the U.S. and Mundipharma’s experience in oncology product development, regulatory success and commercialization infrastructure in the rest of the world, the Company believes that the license has standalone value because (1) Mundipharma could have acquired and derived value from the license on a standalone basis by further developing FOLOTYN without also obtaining the research and development or regulatory services from the Company because (as described more fully below) such services are available from outside vendors and Mundipharma could also utilize its existing internal resources to replace the Company provided resources, and (2) Mundipharma has the ability to sub-license its license rights to FOLOTYN, subject to the Company’s approval, which cannot be unreasonably withheld.  Further, there is no general right of return associated with this license.  Therefore, the Company respectfully submits that the separability criteria for the license have been met and the license was correctly treated as a separate unit of accounting.

The Company also believes that the regulatory and research and development services have standalone value.  As discussed above, Mundipharma has successfully developed and obtained regulatory approval on other oncology products.  As a result, Mundipharma has the internal expertise needed to complete both the regulatory and research and development services necessary to further develop FOLOTYN.  Furthermore, because the regulatory and research and development services provided to Mundipharma by the Company are available from outside vendors, which the Company has utilized at various times when existing internal resources needed to be supplemented, Mundipharma could obtain from third parties the services that the Company currently performs internally.  In either case, Mundipharma could continue to obtain these services without the Company’s involvement and thereby derive standalone value for these deliverables.  In addition, there is no general right of return associated with these services.  Therefore, the Company respectfully submits that the separability criteria for the regulatory and research and development services has been met and they have been correctly treated as a separate unit of accounting.

Based on the foregoing, the three units of accounting with standalone value under the Collaboration Agreement are: (1) the license to commercialize and develop FOLOTYN worldwide, outside of the United States and Canada; (2) regulatory activities for the MAA for up to one year; and (3) research and development activities related to jointly agreed-upon clinical development activities.

•                  The computation supporting the allocation of the agreement consideration to each unit of accounting.

Response:  In response to the Staff’s comment, the Company has set forth below the estimated selling price of each unit of accounting:

Units of Accounting:	Estimated Selling Price	% of relative selling price		Allocated arrangement consideration
License	[*]	[*]	%	27,167,372
Regulatory services	[*]	[*]	%	[*]
R&D services	[*]	[*]	%	[*]
	$ [*]			$ [*]

The amount of allocable arrangement consideration is limited to amounts that are fixed or determinable, other than for the potential effects of refund rights, concessions or performance bonuses. For purposes of

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by Allos
Therapeutics, Inc. in connection with Annual
Report on Form 10-K for the Fiscal Year Ended
December 31, 2010 and Quarterly Report on Form 10-Q for the Fiscal Quarter Ended September 30, 2011
(File No. 000-28298)
ALTH-0008

allocating amounts to the units of accounting included in a multiple-element arrangement, fixed or determinable refers to an ability to determine the total amount of allocable arrangement consideration. Further, such allocable arrangement consideration excludes performance bonuses regardless of the probability of receipt. Accordingly, milestone payments, whether or not considered substantive, typically would not be included in allocable arrangement consideration, due to their contingent nature.

Accordingly, the allocable arrangement consideration totals $[*], which includes the upfront license fee ($50 million) and the non-contingent payments for research and development services, which is equal to 40% of the expected external costs for the agreed upon FOLOTYN clinical trials or $[*].

5.              Please provide us proposed disclosure to be included in future periodic reports that includes the following:

•                  In addition to the present value factors that you have disclosed, the inputs, assumptions and methods used to determine the “discounted cash flows and third party costs” in your estimate of selling price for each deliverable in accordance with ASC 605-25-50-2e.; and

•                  The effect of changes in either the selling price or the method or assumptions used to determine selling price for a specific unit of accounting if either one of those changes has a significant effect on the allocation of arrangement consideration in accordance with ASC 605-25-50-2h.

Response:  The Company respectfully proposes that the following revised disclosure be included in the Company’s 2011 Annual Report (new text has emphasis added) and that substantially similar disclosure be included in periodic reports thereafter, updated as appropriate:

“We allocated the agreement consideration based on the percentage of the relative selling price of all of the units of accounting.  We estimated the selling price of the License using the relief from royalty method income approach, which utilized estimated total FOLOTYN product sales revenue in the Mundipharma territories over the expected patent life, with a present value factor of 22%.  We estimated the selling prices of the regulatory and research and development services using third party costs and discounted cash flows with a present value factor of 6% and 10%, respectively.  The estimated selling prices utilized assumptions including internal estimates of research and development personnel needed to perform the regulatory and research and development services; and estimates of expected cash outflows to third parties for services and supplies for the respective unit of accounting over the expected period that the services will be performed, one year for regulatory and approximately through 2022 for research and development services.  The impact of a 1% change in the present value factors on the resulting allocated arrangement consideration, which consists of the upfront payment and the estimated payments for research and development services, is as follows:

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by Allos
Therapeutics, Inc. in connection with Annual
Report on Form 10-K for the Fiscal Year Ended
December 31, 2010 and Quarterly Report on Form 10-Q for the Fiscal Quarter Ended September 30, 2011
(File No. 000-28298)
ALTH-0009

	Present Value	Impact of change in Present Value Factor on allocated arrangement consideration
	Factor Used	1% increase	1% decrease	Expected Completion
License	22%	$(700,000)	$700,000	Completed
Regulatory	6%	100,000	(200,000)	May 10, 2012
Research and development	10%	600,000	(500,000)	2022”

6.              Regarding the manufacturing obligations that you deem a contingent deliverable, please tell us the terms of these obligations and your consideration as to whether these terms are at a significant and incremental discount.

Response:  In response to the Staff’s comment, the Company respectfully notes that in connection with the Company’s entry into the Collaboration Agreement, the Company also entered into a supply agreement (the “Supply Agreement”) with Mundipharma Medical Company (“MMCO”), an affiliate of Mundipharma, on May 10, 2011.  Under the terms of the Supply Agreement, the Company will supply to MMCO both FOLOTYN® (pralatrexate injection) in vialed, unlabeled form for clinical and commercial use, and pralatrexate, the active pharmaceutical ingredient in FOLOTYN, for non-clinical use.  MMCO’s payments to the Company for MMCO’s supply of FOLOTYN and pralatrexate will be based upon the Company’s direct manufacturing cost [*]. The Supply Agreement will automatically terminate if the Collaboration Agreement terminates.  As of June 30, 2011, there were no firm orders by Mundipharma for either clinical or commercial supply of FOLOTYN.

Since the Company’s supply obligations are contingent upon regulatory approvals for commercialization and clinical study design, there were no firm or pending orders for either clinical or commercial supply at or near the execution of the agreement, this obligation is deemed contingent and is not valued as a deliverable.

FOLOTYN is only manufactured by third-party manufacturers for the Company. Therefore, the price that third-party manufacturers charge for manufacturing FOLOTYN is the Company’s purchase price, or actual cost.  The pricing of the contingent manufacturing deliverable is the Company’s direct manufacturing cost [*].  The estimated selling price would be expected to be consistent with the third-party manufacturer price as this price was negotiated on an arm’s-length basis.  Therefore, there is no significant incremental discount in the Supply Agreement to allocate.

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by Allos
Therapeutics, Inc. in connection with Annual
Report on Form 10-K for the Fiscal Year Ended
December 31, 2010 and Quarterly Report on Form 10-Q for the Fiscal Quarter Ended September 30, 2011
(File No. 000-28298)
ALTH-0010

7.              Tell us how your policy indicating that “any payments that may become due upon approval by certain regulatory agencies and sales-dependent milestones will be deemed substantive milestones and will be accounted for as revenue in the period in which the milestone is achieved” complies with the three criteria in ASC 605-28-25-2.

Response:  In response to the Staff’s comment, the Company respectfully proposes to revise its disclosure in future periodic reports to clarify which milestone payments will be deemed substantive milestones subject to the Milestone Method of Revenue Recognition under ASC 605-28-25-2 (the “Milestone Method”) and which milestone payments will be deemed contingent consideration subject to recognition when the relevant criteria for recognition have been met.  In particular, the Company respectfully proposes that the following revised disclosure be included in the 2011 Annual Report (new text has emphasis added and deleted text struck) and that substantially similar disclosure be included in periodic reports thereafter, updated as appropriate:

“Of the $310.5 million in potential milestone payments, we have determined that any payments that may become due upon approval by ~~certain~~ regulatory agencies, other than in the European Union, and sales-dependent milestone payments are contingent consideration ~~will be deemed substantive milestones~~ and will be accounted for as revenue in the period in which the respective revenue recognition criteria are met ~~milestone is achieved~~.  Included in the $310.5 million of potential milestone payments is a ~~are potential~~ $14.5 million ~~and $10 million~~ milestone payment~~s~~ related to obtaining conditional approval of FOLOTYN in the European Union, which is deemed to be a substantive milestone given the ongoing regulatory services provided by the Company related to the underlying MAA and will be accounted for as revenue in the period in which the milestone is achieved, ~~and first reimbursable commercial sale in the third major market in the European Union, respectively,~~ which may occur ~~be obtained~~ in 2012.”

The Milestone Method allows an entity to make an accounting policy election to recognize contingent arrangement consideration earned from the achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. Under ASC 605-28-25-2, to be considered a substantive milestone, the consideration earned for achievement of the milestone must meet all of the following:

a.                           The consideration is commensurate with either of the following: (1) the vendor’s performance to achieve the milestone or (2) the enhancement of the value of the delivered item or items as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone;

b.                          The consideration relates solely to past performance; and

c.                           The consideration is reasonable relative to all of the deliverables and payment terms (including other potential milestone consideration) within the arrangement.

The Company respectfully submits that the $14.5 million milestone related to obtaining conditional approval of FOLOTYN by the EMA is considered substantive for the reasons described below. The milestone can only be achieved, and the related consideration received, based on the approval of the MAA by the EMA.  As discussed above, the Company is responsible for leading all regulatory activities for the MAA until the earliest of (i) [*]; (ii) [*]; or (iii) [*].  As a result, if the milestone is achieved, it is expected to be achieved as a result of the Company’s performance of its obligations under the Collaboration Agreement.  Further, there is substantive uncertainty as to whether the EMA will approve FOLOTYN and the achievement of this milestone will result in a $14.5 million payment to the Company, which would be received by the Company

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by Allos
Therapeutics, Inc. in connection with Annual
Report on Form 10-K for the Fiscal Year Ended
December 31, 2010 and Quarterly Report on Form 10-Q for the Fiscal Quarter Ended September 30, 2011
(File No. 000-28298)
ALTH-0011

subsequent to approval of the MAA. The Company believes the milestone value is reasonable given the overall arrangement consideration and the long-term nature of the underlying clinical programs and resulting estimated market potential.

The Company respectfully submits that the remaining regulatory milestones included in the $310.5 million in potential milestone payments are not subject to the Milestone Method as they relate to regulatory approvals for territories in which Mundipharma has substantial responsibility and require minimal support from the Company.  Therefore, the revenue for these milestones is not subject to the Milestone Method and will be recognized when the relevant criteria for recognition have been met.

The Company further submits that the sales-dependent milestones included in the $310.5 million in potential milestone payments are also not subject to the Milestone Method as work performed in order to achieve the sales in the respective territories will be a result of sales and marketing efforts substantially performed by Mundipharma.  Therefore, the revenue for these sales related milestones are not subject to the Milestone Method and will be recognized when the relevant criteria for recognition have been met.

8.              Regarding the $310.5 million in potential milestones, please provide us proposed disclosure to be included in future periodic reports of the contingent consideration of each milestone as required by ASC 605-28-50-2.b. and the disclosures required by ASC 605-28-50-2.c. and d.

Response:  Based on the analysis in Item 7 above, the Company respectfully submits that the only milestone that requires disclosure under ASC 605-28-50-2.c. and d is the $14.5 million milestone related to obtaining conditional approval of FOLOTYN in the European Union because the other milestones included in the $310.5 of potential milestones do not meet all of the criteria of ASC 605-28-25-2 and are not subject to the requirements of ASC 605-28-50-2.b. The Company believes that it appropriately disclosed the nature and amount of the $14.5 million milestone in the Quarterly Report and the Company respectfully proposes to include in its future periodic reports disclosure regarding such milestone substantially consistent with the proposed disclosure set forth in Item 7 above.

*       *       *

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by Allos
Therapeutics, Inc. in connection with Annual
Report on Form 10-K for the Fiscal Year Ended
December 31, 2010 and Quarterly Report on Form 10-Q for the Fiscal Quarter Ended September 30, 2011
(File No. 000-28298)
ALTH-0012

In addition, the Company further acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (303) 426-6262 with any questions or further comments regarding our responses to the Staff’s comments.

Very truly yours,

/s/ David C. Clark

David C. Clark
Vice President, Finance and Treasurer

cc.	Marc H. Graboyes, Esq. (Allos Therapeutics, Inc.)
James Wilson (Ernst & Young, LLP)
Brent D. Fassett, Esq. (Cooley LLP)

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83